EXHIBIT 99.1

China Lodging Group, Limited Reports Third Quarter of 2015 Results

  A total of 2,588 hotels or 264,076 hotel rooms in operation as of September 30, 2015
  Net revenues increased 15.3% year-over-year to RMB1,600.2 million (US$251.8 million)1 for the third quarter of 2015, exceeding the high end of the guidance.
  Adjusted EBITDA (non-GAAP) increased 27.2% year-over-year to RMB464.8 million (US$73.1 million) for the third quarter of 2015. Adjusted EBITDA margin was 29.0%, improving from 26.3% in the third quarter of 2014.
  Net income attributable to China Lodging Group, Limited was RMB223.6 million (US$35.2 million) for the third quarter of 2015, a 49.5% year-over-year increase. Excluding share-based compensation expenses, adjusted net income attributable to the Company (non-GAAP) for the third quarter of 2015 was RMB236.6 million (US$37.2 million), a 43.0% year-over-year increase.
  Basic earnings per ADS2 were RMB3.58 (US$0.56) for the third quarter of 2015 and diluted earnings per ADS were RMB3.49 (US$0.55). Excluding share-based compensation expenses, adjusted basic earnings per ADS (non-GAAP) were RMB3.79 (US$0.60) and adjusted diluted earnings per ADS (non-GAAP) were RMB3.70 (US$0.58) for the third quarter of 2015.
  The Company provided guidance for Q4 2015 net revenues growth of 15.5% to 18%; and raised full year revenue growth rate to be in the range of 16.1% to 16.8%.

SHANGHAI, China, Nov. 10, 2015 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the third quarter ended September 30, 2015.

Operational Highlights of Third Quarter 2015

  During the third quarter of 2015, the Company added a net of 204 hotels, including the opening of 226 hotels and the closure of 22 hotels. As of September 30, 2015, the Company had 619 leased ("leased-and-operated") hotels, 1,899 manachised ("franchised-and-managed") hotels, and 70 franchised hotels in operation in 342 cities. The number of hotel rooms in operation totaled 264,076, an increase of 34% from a year ago.

  As of September 30, 2015, the Company had 16 leased hotels and 680 manachised and franchised hotels contracted or under construction.

  The ADR, which is defined as the average daily rate for all hotels in operation (excluding certain franchised Starway hotels), was RMB188 in the third quarter of 2015, compared with RMB187 in the third quarter of 2014 and RMB181 in the previous quarter. The year-over-year increase of 0.3% was mainly attributable to more favorable brand mix with increased number of midscale hotels, which was partially offset by the city mix shifting toward lower-tier cities. The sequential increase mainly resulted from seasonality.

  The occupancy rate for all hotels in operation (excluding certain franchised Starway hotels) was 89.2% in the third quarter of 2015, compared with 92.5% in the third quarter of 2014 and 85.8% in the previous quarter. The year-over-year decrease was mainly due to the soft Chinese macro economy and a dilutive impact from newly-opened hotels in lower-tier cities. The sequential increase resulted mainly from seasonality.

  RevPAR, defined as revenue per available room for all hotels in operation (excluding certain franchised Starway hotels), was RMB167 in the third quarter of 2015, compared with RMB173 in the third quarter of 2014 and RMB156 in the previous quarter. The year-over-year decrease was a result of lower occupancy rate. The sequential increase resulted mainly from seasonality.

  For all hotels which had been in operation for at least 18 months (excluding certain franchised Starway hotels), the same-hotel RevPAR was RMB173 for the third quarter of 2015, compared with RMB179 for the third quarter of 2014, with 0.3% increase in ADR and 3.2-percentage-point decrease in occupancy rate. The midscale and upscale hotels registered a 6.4% same-hotel RevPAR improvement, with a 5.2% increase in ADR and one-percentage-point increase in occupancy rate.

  As of September 30, 2015, the Company's loyalty program had about 43.8 million members, who contributed more than 80% of room nights sold during the third quarter of 2015. In the third quarter of 2015, more than 90% of room nights were sold through the Company's own channels.

Third Quarter 2015 Financial Results

(RMB in thousands)	Q3 2014	Q2 2015	Q3 2015
Revenues:
Leased hotels	1,256,926	1,269,125	1,374,492
Manachised and franchised hotels	214,577	273,259	318,864
Total revenues	1,471,503	1,542,384	1,693,356
Less: business tax and related surcharges	(84,002)	(84,625)	(93,176)
Net revenues	1,387,501	1,457,759	1,600,180

Total revenues for the third quarter of 2015 were RMB1,693.4 million (US$266.4 million), representing a 15.1% year-over-year increase and a 9.8% sequential increase. The year-over-year increase was primarily due to our hotel network expansion. The sequential increase was due to seasonality.

Total revenues from leased hotels for the third quarter of 2015 were RMB1,374.5 million (US$216.3 million), representing a 9.4% year-over-year increase and a 8.3% sequential increase.

Total revenues from manachised and franchised hotels for the third quarter of 2015 were RMB318.9 million (US$50.2 million), representing a 48.6% year-over-year increase and a 16.7% sequential increase. Total revenues from manachised and franchised hotels accounted for 18.8% of total revenues for the third quarter of 2015, compared to 14.6% for the third quarter of 2014.

Net revenues for the third quarter of 2015 were RMB1,600.2 million (US$251.8 million), representing a 15.3% year-over-year increase and a 9.8% sequential increase.

(RMB in thousands)	Q3 2014	Q2 2015	Q3 2015
Operating costs and expenses:
Hotel operating costs	983,259	1,088,159	1,166,759
Selling and marketing expenses	53,610	44,566	42,383
General and administrative expenses	99,520	95,408	101,426
Pre-opening expenses	44,983	31,553	27,649
Total operating costs and expenses	1,181,372	1,259,686	1,338,217

Hotel operating costs for the third quarter of 2015 were RMB1,166.8 million (US$183.6 million), compared to RMB983.3 million in the third quarter of 2014 and RMB1,088.2 million in the previous quarter, representing a 18.7% year-over-year increase and a 7.2% sequential increase. The increase was mainly driven by the increased number of leased midscale hotels which incurred a significant amount of rental and depreciation costs. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the third quarter of 2015 were RMB1,163.8 million (US$183.1 million), representing 72.7% of net revenues, compared to 70.7% for the third quarter of 2014 and 74.5% for the previous quarter. The year-over-year increase in percentage was mainly due to the increased impairment loss from a few under-performing leased hotels, the increased rental cost from a higher portion of midscale hotels, and the increased personnel cost. The sequential decrease in the percentage was mainly due to seasonality.

Selling and marketing expenses for the third quarter of 2015 were RMB42.4 million (US$6.7 million), compared to RMB53.6 million in the third quarter of 2014 and RMB44.6 million in the previous quarter, representing a 20.9% year-over-year decrease and a 4.9% sequential decrease. The year-over-year decrease was mainly due to less spending on online marketing activities in the third quarter of 2015. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the third quarter of 2015 were RMB42.1 million (US$6.6 million), or 2.6% of net revenues, compared to 3.9% for the third quarter of 2014 and 3.1% for the previous quarter.

General and administrative expenses for the third quarter of 2015 were RMB101.4 million (US$16.0 million), compared to RMB99.5 million in the third quarter of 2014 and RMB95.4 million in the previous quarter, representing a 1.9% year-over-year increase and a 6.3% sequential increase. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the third quarter of 2015 were RMB91.6 million (US$14.4 million), representing 5.7% of net revenues, compared with 6.2% of net revenues in the third quarter of 2014 and 5.7% in the previous quarter. The year-over-year decrease in the percentage was mainly due to an enlarged revenue base.

Pre-opening expenses for the third quarter of 2015 were RMB27.6 million (US$4.4 million), representing a 38.5% year-over-year decrease and a 12.4% sequential decrease. The decreases were mainly due to fewer leased hotels opened and in the pipeline in the third quarter of 2015.

Income from operations for the third quarter of 2015 was RMB281.7 million (US$44.3 million), compared to RMB202.1 million in the third quarter of 2014 and RMB199.7 million  in the previous quarter, representing a 39.4% year-over-year increase and a 41.1% sequential increase. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the third quarter of 2015 was RMB294.6 million (US$46.4 million), compared to RMB218.0 million for the third quarter of 2014 and RMB213.0 million for the previous quarter. The adjusted operating margin, defined as adjusted operating income (non-GAAP) as percentage of net revenues, for the third quarter of 2015 was 18.4%, compared with 15.8% in the third quarter of 2014. The improved adjusted operating margin was mainly due to the increased government subsidy, decreased pre-opening expenses, decreased selling and marketing expenses and general and administrative expenses in the third quarter of 2015.

Net income attributable to China Lodging Group, Limited for the third quarter of 2015 was RMB223.6 million (US$35.2 million), compared to RMB149.6 million in the third quarter of 2014 and RMB149.2 million in the previous quarter, representing a 49.5% year-over-year increase and a 49.9% sequential increase. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the third quarter of 2015 was RMB236.6 million (US$37.2 million), compared to RMB165.5 million in the third quarter of 2014 and RMB162.5 million in the previous quarter.

Basic and diluted earnings per share/ADS. For the third quarter of 2015, basic earnings per share were RMB0.89 (US$0.14) and diluted earnings per share were RMB0.87 (US$0.14); basic earnings per ADS were RMB3.58 (US$0.56) and diluted earnings per ADS were RMB3.49 (US$0.55). For the third quarter of 2015, excluding share-based compensation expenses, adjusted basic earnings per share (non-GAAP) were RMB0.95 (US$0.15) and adjusted diluted earnings per share (non-GAAP) were RMB0.92 (US$0.15); adjusted basic earnings per ADS (non-GAAP) were RMB3.79 (US$0.60) and adjusted diluted earnings per ADS (non-GAAP) were RMB3.70 (US$0.58).

EBITDA (non-GAAP) for the third quarter of 2015 was RMB451.9 million (US$71.1 million), compared with RMB349.5 million in the third quarter of 2014 and RMB364.6 million in the previous quarter. Excluding share-based compensation expenses, adjusted EBITDA (non-GAAP) for the third quarter of 2015 was RMB464.8 million (US$73.1 million), compared with RMB365.4 million for the third quarter of 2014 and RMB377.9 million for the previous quarter, representing a 27.2% year-over-year increase and a 23.0% sequential increase. Adjusted EBITDA margin, defined as adjusted EBITDA (non-GAAP) as percentage of net revenues, was 29.0%, improving from 26.3% in the third quarter of 2014.

Hotel income (non-GAAP), which is the difference between net revenues and hotel operating costs, was RMB433.4 million (US$68.2 million) for the third quarter of 2015, compared with RMB404.2 million in the third quarter of 2014 and RMB369.6 million in the previous quarter. During the third quarter of 2015, the hotel income from the manachised and franchised hotels was RMB234.3 million (US$36.9 million), accounting for 54.1% of total hotel income.

Cash flow. Operating cash inflow for the third quarter of 2015 was RMB512.5 million (US$80.6 million). Investing cash outflow for the third quarter of 2015 was RMB982.0 million (US$154.5 million), among which RMB580.0 million (US$91.3 million) was the increase in restricted cash related to our offshore bank loan. During the second and third quarter of 2015, we used offshore bank loan to purchase Home Inns ADS from open market, equivalent to RMB435 million.

Cash and cash equivalents and Restricted cash. As of September 30, 2015, the Company had a total balance of cash and cash equivalents, restricted cash of RMB1,379.2 million (US$217.0 million).

Debt financing. As of September 30, 2015, the Company had a short-term loan balance of RMB594.8 million and the total credit facility available to the Company was RMB413.4 million.

Share Repurchase

As of September 30, 2015, the Company had purchased approximately 0.77 million ADS in aggregate with a total consideration of US$17.5 million.

Business Outlook and Guidance

"We are delighted to maintain our strong pipeline amid a fast pace of openings this year. Thanks to the growing popularity of our brand portfolio, the four younger brands have hit 100-hotel milestone, including JI Hotel, Starway Hotel, Elan Hotel and Hi Inn. In spite of a slow macro economy, we focus on guest experience and yield management, which will result in higher brand loyalty among customers and franchisees." commented Mr. Qi Ji, founder and executive Chairman of the Company.

Mr. Ji added, "Our increasing unit growth and solid operational performance should continue to fuel improving margin, growing cash flow and steady returns to shareholders in the long term."

The Company expects its net revenues to grow by 15.5%-18% in the fourth quarter of 2015. For the full year of 2015, the Company projects the growth rate to be within the range of 16.1%-16.8%. The above forecast reflects the Company's current and preliminary view, which is subject to change.

Management Appointment

China Lodging Group announced the appointment of Mr. Teo Nee Chuan as Deputy Chief Financial Officer, effective November 2, 2015. In this role, Mr. Teo is responsible for legal, merger and acquisitions, investment and financing. He reports to Ms. Hui Chen, Chief Financial Officer of the Company.

Mr. Teo has more than 20 years of experience in corporate finance in multinational corporations. Prior to joining China Lodging Group, he was Chief Financial Officer of Rnomac International Group, the largest Volvo construction equipment distributor in China. He also served as Chief Financial Officer and Director of Operation in DDB Greater China Group and Financial Controller in Focus Media Group. Prior to that, Mr. Teo worked at Ernst & Young as Associate Director of Transaction Advisory Services in Kuala Lumpur, Toronto and Shanghai.

Mr. Teo received his Bachelor of Science in Accounting and Financial Analysis from Warwick University, the United Kingdom. He is a Chartered Certified Accountant in the United Kingdom and a Certified Public Accountant in the United States and Hong Kong.

Conference Call

China Lodging Group's management will host a conference call at 8 p.m. ET, Tuesday, November 10, 2015 (or 9 a.m. on Wednesday, November 11, 2015 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6713 5440 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 5806 4928. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through November 18, 2015. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 5806 4928.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company's Web site, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted operating margin excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; adjusted EBITDA excluding share-based compensation expenses; and hotel income. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to the Company's historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company's business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company's cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses, to assess operating results. The Company believes that the exclusion of share-based compensation expenses helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses may not be indicative of Company operating performance. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company's future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax and interest expense have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company's net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company's non-GAAP financial measures, including EBITDA, adjusted EBITDA, and hotel income, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company's capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may", "should", "will", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "forecast", "project", or "continue", the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company's forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company's ability to attract customers and leverage its brand, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company's actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.3556 on September 30, 2015 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Each ADS represents four of the Company's ordinary shares.

—Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2014	September 30, 2015
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	808,865	799,228	125,752
Restricted cash	--	580,000	91,258
Short-term investments	26,615	471,863	74,244
Accounts receivable, net	89,243	89,516	14,085
Amounts due from related parties	16,293	16,023	2,521
Prepaid rent	385,158	450,779	70,926
Inventories	29,882	25,818	4,062
Other current assets	160,582	143,869	22,637
Deferred tax assets	80,026	80,026	12,591
Total current assets	1,596,664	2,657,122	418,076

Property and equipment, net	3,907,343	3,795,565	597,200
Intangible assets, net	104,537	110,162	17,333
Long-term investments	229,005	301,376	47,419
Goodwill	64,654	64,654	10,173
Other assets	197,233	201,991	31,782
Deferred tax assets	83,470	83,470	13,133
Total assets	6,182,906	7,214,340	1,135,116

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	--	594,812	93,589
Accounts payable	640,691	535,183	84,206
Amounts due to a related party	6,403	8,362	1,316
Salary and welfare payables	186,051	130,593	20,548
Deferred revenue	514,268	629,748	99,086
Accrued expenses and other current liabilities	313,017	375,795	59,128
Income tax payable	59,630	44,795	7,048
Deferred tax liabilities	701	701	110
Total current liabilities	1,720,761	2,319,989	365,031

Deferred rent	830,414	922,542	145,154
Deferred revenue	155,395	176,485	27,769
Amounts due to a related party	4,083	2,042	321
Other long-term liabilities	215,762	262,057	41,232
Deferred tax liabilities	37,778	37,778	5,944
Total liabilities	2,964,193	3,720,893	585,451

Equity:
Ordinary shares	184	185	29
Treasury shares	--	(107,332)	(16,887)
Additional paid-in capital	2,381,568	2,435,661	383,231
Retained earnings	847,220	1,213,062	190,865
Accumulated other comprehensive loss	(12,008)	(50,346)	(7,922)
Total China Lodging Group, Limited shareholders' equity	3,216,964	3,491,230	549,316
Noncontrolling interest	1,749	2,217	349
Total equity	3,218,713	3,493,447	549,665
Total liabilities and equity	6,182,906	7,214,340	1,135,116

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	September 30, 2014	June 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased hotels	1,256,926	1,269,125	1,374,492	216,265
Manachised and franchised hotels	214,577	273,259	318,864	50,171
Total revenues	1,471,503	1,542,384	1,693,356	266,436
Less: business tax and related surcharges	(84,002)	(84,625)	(93,176)	(14,661)
Net revenues	1,387,501	1,457,759	1,600,180	251,775

Operating costs and expenses:
Hotel operating costs:
Rents	(382,417)	(441,462)	(459,805)	(72,346)
Utilities	(78,692)	(65,404)	(82,475)	(12,977)
Personnel costs	(206,731)	(232,082)	(247,161)	(38,889)
Depreciation and amortization	(142,767)	(162,573)	(161,178)	(25,360)
Consumables, food and beverage	(119,572)	(123,704)	(125,703)	(19,778)
Others	(53,080)	(62,934)	(90,437)	(14,230)
Total hotel operating costs	(983,259)	(1,088,159)	(1,166,759)	(183,580)
Selling and marketing expenses	(53,610)	(44,566)	(42,383)	(6,669)
General and administrative expenses	(99,520)	(95,408)	(101,426)	(15,958)
Pre-opening expenses	(44,983)	(31,553)	(27,649)	(4,350)
Total operating costs and expenses	(1,181,372)	(1,259,686)	(1,338,217)	(210,557)
Other operating income (expense), net	(4,018)	1,589	19,718	3,102
Income from operations	202,111	199,662	281,681	44,320
Interest income	5,798	7,757	6,277	988
Interest expense	(631)	(168)	(1,908)	(300)
Other income (expense), net	(316)	3,815	(766)	(121)
Foreign exchange gain (loss)	(25)	(3,663)	6,793	1,069
Income before income taxes	206,937	207,403	292,077	45,956
Income tax expense	(59,512)	(56,432)	(67,290)	(10,588)
Net income	147,425	150,971	224,787	35,368
Less: net loss (income) attributable to noncontrolling interests	2,174	(1,785)	(1,138)	(179)
Net income attributable to China Lodging Group, Limited	149,599	149,186	223,649	35,189
Other comprehensive income
Unrealized securities holding gain (loss), net of tax	32,223	7,397	(68,357)	(10,755)
Foreign currency translation adjustments, net of tax	(606)	316	1,789	281
Comprehensive income	179,042	158,684	158,219	24,894
Comprehensive loss (income) attributable to the noncontrolling interest	2,174	(1,785)	(1,138)	(179)
Comprehensive income attributable to China Lodging Group, Limited	181,216	156,899	157,081	24,715

Earnings per share:
Basic	0.60	0.59	0.89	0.14
Diluted	0.59	0.58	0.87	0.14

Earnings per ADS:
Basic	2.40	2.37	3.58	0.56
Diluted	2.36	2.32	3.49	0.55

Weighted average number of shares used in computation:
Basic	249,552	251,338	249,956	249,956
Diluted	253,608	257,161	256,083	256,083

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	September 30, 2014	June 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	147,425	150,971	224,787	35,368
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	15,891	13,311	12,938	2,036
Depreciation and amortization	145,568	166,535	165,302	26,009
Bad debt expenses	754	(1,447)	348	55
Deferred rent	35,514	27,400	37,482	5,898
Gain from disposal of property and equipment	2,836	--	--	--
Impairment loss	10,820	10,505	34,735	5,465
Investment loss	666	173	477	75
Excess tax benefit from share-based compensation	(3,305)	(2,019)	(1,790)	(282)

Changes in operating assets and liabilities, net of effect of acquisitions:

Accounts receivable	(10,057)	(2,256)	4,159	654
Prepaid rent	12,543	(28,617)	(30,510)	(4,799)
Inventories	(3,373)	1,716	1,553	244
Other current assets	(27,262)	6,020	(481)	(76)
Other assets	3,299	994	(4)	(1)
Accounts payable	11,243	(7,620)	(7,763)	(1,221)
Amounts due to a related party	514	1,647	(1,574)	(248)
Salary and welfare payables	(28,417)	44,559	(29,622)	(4,661)
Deferred revenue	72,265	75,048	54,260	8,537
Accrued expenses and other current liabilities	12,399	(23,465)	26,481	4,167
Income tax payable and receivable	23,778	24,225	11,075	1,743
Other long-term liabilities	15,946	16,282	10,642	1,674
Net cash provided by operating activities	439,047	473,962	512,495	80,637

Investing activities:
Purchases of property and equipment	(225,314)	(100,964)	(128,910)	(20,283)
Purchases of intangibles	(1,513)	(3,808)	(444)	(70)
Amount received as a result of government zoning	4,004	--	--	--
Acquisitions, net of cash received	(460)	(1,744)	(460)	(72)
Proceeds from disposal of subsidiary and branch	17,484	--	2,500	393
Purchases of long-term investments	(20,000)	(12,602)	(72,437)	(11,397)
Proceeds from maturity/sale of long-term investments	1,135	3,612	4,007	630
Payment for shareholder loan to joint venture	(699)	--	--	--
Collection of shareholder loan from joint venture	--	749	773	122
Purchases of short-term investments	(55,499)	(237,895)	(207,916)	(32,714)
Proceeds from maturity/sales of short-term investments	--	862	885	139
Decrease(increase) in restricted cash	755	--	(580,000)	(91,258)
Net cash used in investing activities	(280,107)	(351,790)	(982,002)	(154,510)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	1,427	7,733	1,917	302
Payment of share repurchase	--	--	(107,331)	(16,888)
Proceeds from short-term debt	--	100,000	489,376	76,999
Repayment of short-term debt	--	(511)	(13,581)	(2,137)
Repayment of funds advanced from noncontrolling interest holders	(580)	(441)	(100)	(16)
Acquisition of noncontrolling interest	--	--	(2,042)	(321)
Contribution from noncontrolling interest holders	7,000	2,250	--	--
Dividend paid to noncontrolling interest holders	(2,813)	(3,212)	(475)	(75)
Excess tax benefit from share-based compensation	3,305	2,019	1,790	282
Net cash provided by financing activities	8,339	107,838	369,554	58,146

Effect of exchange rate changes on cash and cash equivalents	(29)	316	5,705	898

Net increase (decrease) in cash and cash equivalents	167,250	230,326	(94,248)	(14,829)
Cash and cash equivalents at the beginning of the period	682,272	663,150	893,476	140,581
Cash and cash equivalents at the end of the period	849,522	893,476	799,228	125,752

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results

	Quarter Ended September 30, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,166,759	72.9%	2,910	0.2%	1,163,849	72.7%
Selling and marketing expenses	42,383	2.6%	246	0.0%	42,137	2.6%
General and administrative expenses	101,426	6.3%	9,782	0.6%	91,644	5.7%
Pre-opening expenses	27,649	1.7%	--	0.0%	27,649	1.7%
Total operating costs and expenses	1,338,217	83.5%	12,938	0.8%	1,325,279	82.7%
Income from operations	281,681	17.6%	12,938	0.8%	294,619	18.4%

	Quarter Ended September 30, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	183,580	72.9%	458	0.2%	183,122	72.7%
Selling and marketing expenses	6,669	2.6%	39	0.0%	6,630	2.6%
General and administrative expenses	15,958	6.3%	1,539	0.6%	14,419	5.7%
Pre-opening expenses	4,350	1.7%	--	0.0%	4,350	1.7%
Total operating costs and expenses	210,557	83.5%	2,036	0.8%	208,521	82.7%
Income from operations	44,320	17.6%	2,036	0.8%	46,356	18.4%

	Quarter Ended June 30, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,088,159	74.6%	1,898	0.1%	1,086,261	74.5%
Selling and marketing expenses	44,566	3.1%	281	0.0%	44,285	3.1%
General and administrative expenses	95,408	6.5%	11,132	0.8%	84,276	5.7%
Pre-opening expenses	31,553	2.2%	--	0.0%	31,553	2.2%
Total operating costs and expenses	1,259,686	86.4%	13,311	0.9%	1,246,375	85.5%
Income from operations	199,662	13.7%	13,311	0.9%	212,973	14.6%

	Quarter Ended September 30, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	983,259	70.9%	2,142	0.2%	981,117	70.7%
Selling and marketing expenses	53,610	3.9%	286	0.0%	53,324	3.9%
General and administrative expenses	99,520	7.2%	13,463	1.0%	86,057	6.2%
Pre-opening expenses	44,983	3.2%	--	0.0%	44,983	3.2%
Total operating costs and expenses	1,181,372	85.2%	15,891	1.2%	1,165,481	84.0%
Income from operations	202,111	14.6%	15,891	1.2%	218,002	15.8%

China Lodging Group, Limited
Unaudited reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	September 30, 2014	June 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income attributable to China Lodging Group, Limited (GAAP)	149,599	149,186	223,649	35,189
Share-based compensation expenses	15,891	13,311	12,938	2,036
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	165,490	162,497	236,587	37,225

Earnings per share (GAAP)
Basic	0.60	0.59	0.89	0.14
Diluted	0.59	0.58	0.87	0.14

Earnings per ADS (GAAP)
Basic	2.40	2.37	3.58	0.56
Diluted	2.36	2.32	3.49	0.55

Adjusted earnings per share (non-GAAP)
Basic	0.66	0.65	0.95	0.15
Diluted	0.65	0.63	0.92	0.15

Adjusted earnings per ADS (non-GAAP)
Basic	2.65	2.59	3.79	0.60
Diluted	2.61	2.53	3.70	0.58

Weighted average number of shares used in computation
Basic	249,552	251,338	249,956	249,956
Diluted	253,608	257,161	256,083	256,083

	Quarter Ended
	September 30, 2014	June 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$
	(in thousands)

Net income attributable to China Lodging Group, Limited (GAAP)	149,599	149,186	223,649	35,189
Interest income	(5,798)	(7,757)	(6,277)	(988)
Interest expenses	631	168	1,908	300
Income tax expense	59,512	56,432	67,290	10,588
Depreciation and amortization	145,568	166,535	165,302	26,009
EBITDA (non-GAAP)	349,512	364,564	451,872	71,098
Share-based Compensation	15,891	13,311	12,938	2,036
Adjusted EBITDA (non-GAAP)	365,403	377,875	464,810	73,134

	Quarter Ended
	September 30, 2014	June 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$
	(in thousands)

Net revenues (GAAP)	1,387,501	1,457,759	1,600,180	251,775
Less: Hotel operating costs	(983,259)	(1,088,159)	(1,166,759)	(183,580)
Hotel income (non-GAAP)	404,242	369,600	433,421	68,195

China Lodging Group, Limited
Operational Data
	As of
	September 30,	June 30,	September 30,
	2014	2015	2015
Total hotels in operation:	1,849	2,384	2,588
Leased hotels	604	616	619
Manachised hotels	1,237	1,731	1,899
Franchised hotels	8	37	70
Total hotel rooms in operation	197,674	246,344	264,076
Leased hotels	71,999	74,758	75,384
Manachised hotels	124,744	168,421	182,663
Franchised hotels	931	3,165	6,029
Number of cities	282	323	342

	For the quarter ended
	September 30,	June 30,	September 30,
	2014	2015	2015
Occupancy rate (as a percentage)
Leased hotels	92.7%	87.3%	90.5%
Manachised hotels	92.4%	85.3%	89.0%
Franchised hotels	N/A	73.9%	73.3%
Blended	92.5%	85.8%	89.2%
Average daily room rate (in RMB)
Leased hotels	198	201	207
Manachised hotels	180	172	179
Franchised hotels	N/A	171	187
Blended	187	181	188
RevPAR (in RMB)
Leased hotels	184	176	188
Manachised hotels	166	146	159
Franchised hotels	N/A	126	137
Blended	173	156	167

Same-hotel Operational Data: like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	September 30,
	2014	2015
Total Number of hotels	1,493	1,493
Leased hotels	561	561
Manachised hotels	932	932
Occupancy rate (as a percentage)	94.6%	91.5%
Average daily room rate (in RMB)	189	190
RevPAR (in RMB)	179	173

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q3 2015	September 30, 2015
Economy hotels	169	2,317
HanTing Hotel	98	1,934
Leased hotels	(1)	501
Manachised hotels	99	1,433
Hi Inn	36	267
Leased hotels	--	39
Manachised hotels	29	215
Franchised hotels	7	13
Elan Hotel	35	116
Manachised hotels	31	102
Franchised hotels	4	14
Midscale and upscale hotels	35	271
JI Hotel	20	165
Leased hotels	6	71
Manachised hotels	14	94
Starway Hotel	15	101
Leased hotels	(2)	5
Manachised hotels	(5)	53
Franchised hotels	22	43
Joya Hotel	--	3
Leased hotels	--	2
Manachised hotels	--	1
Manxin Hotels & Resorts	--	2
Leased hotels	--	1
Manachised hotels	--	1
Total	204	2,588

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	September 30,		September 30,			September 30,			September 30,
	2014	2015	2014	2015	yoy change	2014	2015	yoy change	2014	2015	yoy change
Economy hotels	1,391	1,391	173	165	-4.4%	181	180	-0.7%	95%	92%	-3.5%
Leased hotels	509	509	174	167	-4.2%	185	184	-0.4%	94%	91%	-3.6%
Manachised and franchised hotels	882	882	171	164	-4.5%	179	177	-0.8%	96%	92%	-3.5%
Midscale and upscale hotels	102	102	247	263	6.4%	283	298	5.2%	87%	88%	1.0%
Leased hotels	52	52	272	296	9.1%	304	324	6.5%	90%	92%	2.1%
Manachised and franchised hotels	50	50	214	215	0.2%	252	258	2.3%	85%	83%	-1.7%
Total	1,493	1,493	179	173	-3.0%	189	190	0.3%	95%	91%	-3.2%
CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel: +86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com